Biora Therapeutics, Inc.

4330 La Jolla Village Drive, Suite 300

San Diego, CA 92122

(833) 727-2841

August 29, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	Biora Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-281768)

To Whom it May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Biora Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above referenced registration statement (the “Registration Statement”) be accelerated to September 3, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Stewart McDowell at (415) 393-8322.

Very truly yours,

Biora Therapeutics, Inc.

By:	/s/ Aditya P. Mohanty
Name:	Aditya P. Mohanty
Title:	Chief Executive Officer

cc: Stewart McDowell, Gibson, Dunn & Crutcher LLP